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WRITER’S DIRECT NUMBER:
(212) 848-5009

WRITER’S EMAIL ADDRESS:
astolper@shearman.com

September 13, 2010

BY EDGAR AND FACSIMILE

Ms. Sandy Eisen
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0405
Tel:  (202) 551-3864

Ecopetrol S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed July 15, 2010
File No. 001-34175

Dear Ms. Eisen:

Ecopetrol S.A. (the “Company”) has received a comment letter dated August 30, 2010 from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2009.  Pursuant to our phone conversation on September 8, 2010, we hereby advise the Staff that the Company will submit a response to the Staff’s letter no later than September 28, 2010.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-848-5009 or Adriana M. Echeverri, Chief Financial Officer of the Company, at 011-57-1234-4254.

Very truly yours, /s/ Antonia E. Stolper

cc:	Javier G. Gutiérrez - Chief Executive Officer – Ecopetrol S.A.
Adriana M. Echeverri – Chief Financial Officer – Ecopetrol S.A.
Alejandro Giraldo – Investor Relations – Ecopetrol S.A.

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